
SAVE
WHAT
YOU
LOVE

As a nod to the power of community and in deep gratitude we want to share our continued journey and success with you. That means you will be able to invest in *The Turn*, the entire *Breach Trilogy* and *Eva's Wild* at the same time.

We will launch this Regulation Crowdfunding equity round in early May. You, as a cherished member of this community will have first look at it before the general public.

We can create something beautiful together as a community, with no influence from outside interests.

I'll send you a reminder and the link to pledge an investment if you decide you want to join us in the coming days.


WHOLE FISH SALE
SOCKEYE SALMON
$7.99LB
PEBBLE MINE
EAT WILD, SAVE WILD
SALMON SPICE RUB
$6.99
Wild Salmon
The friendliest store in town.

We’re testing the waters with Regulation Crowdfunding platform, *WeFunder* as the vehicle to take *Eva’s Wild* to the next level and fund the creation of *The Turn* and its 50-city tour in 2024.

Next Friday, you can become an owner of *Eva’s Wild* - and *The Turn* – and the entire *Breach Trilogy*. I will be sending you an email on Thursday next week with a link that evens-the-field in the investment world by allowing *anyone* to invest in our business for as little as $100.



Anyone can invest in Eva's Wild for as little as $100. Here's the legal fine print from our funding platform, WeFunder:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Bristol Bay: Light On The Horizon

We've been in this fight a long time. And we are approaching a major finish line. This week the Biden Administration made good on its promise and in 40 days time, the U.S. EPA announced it is poised make a ruling on ***no mining waste in Bristol Bay***.

so far. For those who have joined this journey with us, THANK YOU!! – you know who you are and we see and honor you. If you haven't jumped into the river yet, I have some exciting news. There are 2 ways to join us and both are rooted in saving what we love, together.

1. Through WeFunder: We're Testing the waters with Regulation Crowdfunding platform, WeFunder, offering a SAFE (simple agreement for future equity). Basically, you are investing in *Eva's Wild* and *The Turn* with the hope of a return on your investment after a liquidity event down the line. Here's the legal part: *No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

Invest Now

2. And NOW, through Impact Assets: You can donate, take a tax write-off this year and still support funding *Eva's Wild* and *The Turn*. If there is a liquidity event down the line, your contribution plus any gains it made must be redistributed to charitable causes. This supports the *Cauze* Charitable Fund hosted at *ImpactAssets* to invest in Eva's Wild, Inc., a profit + purpose social enterprise. In the event Eva's Wild has a liquidity event in the future (or an investment is not made), proceeds will be allocated back to your donor account at Cauze for your recommendation as distributions to nonprofits. This is not a solicitation of an investment; this is a charitable donation.


save
u love

Watch Eva's Wild brand film by clicking above.

We're still in the *testing the waters phase* with regulation crowdfunding platform, *WeFunder*. We're perched right on the edge of getting ready to go far and wide with this campaign, where we (and you) will be able to post and share this on social and earned media for anyone to participate.



Where We're Going (~18mo time horizon)

- Launch exclusive distribution partnership with Kvichak Fish Co. – hand-cut filets, indigenous small-boat fishermen, from the only woman-owned processor in Bristol Bay.
- Launch *Eva* streaming app, onboarding ~30+ titles from regional content-creators.
- Vertically integrate jerky production & launch for D2C and wholesale.
- Onboard Director of Fulfillment through partnership with United Tribes of Bristol Bay.
- Launch partnership with Backpackers Pantry & REI on Wild Sockeye retort product.
- Launch Storybird embed on website & QR codes on packaging, giving customers visibility into media-rich, blockchain-verified supply-chain journey from source to table.
- Onboard marketing partner for ~6mo term to assist in scaling to 1000 subscribers and 25+ restaurants.
- Launch Eva's Wild flagship Bristol Bay Travel Offering, in partnership with ROAM Beyond.
- Complete production for *The Turn*, positioning for a 2024 commercial launch & 50-city road tour.

The Raise

Eva's Wild is seeking an investment of $1.5m to provide runway to scale to profitability, which it aims to do by 2024. We are currently raising through WeFunder – see here for important legal disclosures.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.